UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Upshift Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 3, 2012

Physical address of issuer
981 Mission St, San Francisco, CA 94103

Website of issuer
http://upshiftcars.com

Current number of employees
6

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$659,846.00	$262,013.00
Cash & Cash Equivalents	$240,507.00	$10,006.00
Accounts Receivable	$6,700.00*	$7,467.00
Short-term Debt	$553,280.00	$378,653.00
Long-term Debt	$325,860.00	$330,712.00
Revenues/Sales	$196,677.00	$143,464.00
Cost of Goods/ Services Sold	$117,300.00	$360,109.00
Taxes Paid	$0.00	$0.00
Net Income	($597,910.00)	($214,299.00)

*Net amount of accounts receivable.

Form C-AR

May 3, 2022

Upshift Inc.



      This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished Upshift Inc., a Delaware corporation ("**Upshift**," the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

      This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is May 3, 2022.

THIS FORM C-AR DOES NOT CONStITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

FORWARD-LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ABOUT THIS FORM C-AR i

SUMMARY i

The Business i

RISK FACTORS 1

Risks Related to the Company's Business and Industry 1

BUSINESS 3

Description of the Business 3

Business Plan 3

The Company's Products and/or Services 3

Product / Service 3

Description... 3

Current Market 3

Competition 3

Customer Base 4

Intellectual Property 4

Governmental/Regulatory Approval and Compliance 6

Litigation 6

DIRECTORS, OFFICERS, AND MANAGERS 6

Employees 7

CAPITALIZATION AND OWNERSHIP 7

Ownership.. 10

Operations.. 11

Liquidity and Capital Resources... 11

Capital Expenditures and Other Obligations 11

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 12

TAX MATTERS.. 13

Conflicts of Interest 13

OTHER INFORMATION 13

Bad Actor Disclosure... 13

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company is a Delaware corporation, incorporated on October 3, 2012.

The Company is located at 981 Mission St, San Francisco, CA 94103 and has a website located at https://upshiftcars.com.

The Company conducts business in California.

The information available on or through the Company's website is not a part of this Form C-AR.

The Business

Upshift is a fractional car leasing service. Members subscribe to one of our transparent, all-inclusive monthly plans based on how often they drive, with no long-term commitment. On the days they need a car, we deliver a Toyota Prius or hybrid Toyota RAV4 SUV to their door, clean and with a full tank of gas. When they are done, we pick it up anywhere in our San Francisco service zone. Our plans include our custom full coverage insurance, routine maintenance, and 24/7 roadside assistance.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We rely on other companies to provide services for the Company.

We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. For example, we purchase our vehicle fleet from Toyota. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies, such as Toyota, fail to perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers. We currently rely exclusively on Toyota and its Prius hybrid and RAV4 SUV hybrid to supply us with vehicle fleet. Continued unavailability of those models at acceptable prices, or at all, may adversely affect our business and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Ezra Goldman. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

1

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The current difficulty of acquiring automobiles may adversely affect the financial performance of the Company.

Currently, there is an increased difficulty to acquire automobiles due to a supply chain and chip shortages. The Company relies on the acquisition of automobiles to grow its business. The difficulty of acquiring automobiles may adversely impact the Company's financial performance.

BUSINESS

Description of the Business

Upshift is a fractional car leasing service. Members subscribe to one of our transparent, all-inclusive monthly plans based on how often they drive, with no long-term commitment. On the days they need a car, we deliver a Toyota Prius or Hybrid Toyota RAV4 SUV to their door, clean and with a full tank of gas. When they are done, we pick it up anywhere in our San Francisco service zone. Our plans include our custom full coverage insurance, routine maintenance, and 24/7 roadside assistance.

Business Plan

We plan to (i) increase our vehicle fleet from twenty-two (22) to one hundred (100) cars by the end of 2022, (ii) add an electric car to our fleet and develop the infrastructure, technology and logistical operations for a shared electric fleet, (iii) integrate third party autonomous teleoperations hardware and software systems to deliver our cars via remote control, (iii) hire operations, marketing, and engineering to grow our team, (iv) launch the Washington, DC market, and (v) custom design the UI/UX of our new Active Admin backend panel and rebuild existing backend systems from Forest Admin, Google Sheets, and OTA Keys telematics systems onto the new Active Admin panel. We plan to secure debt financing for vehicles and a three-million dollar ($3,000,000) equity seed round from institutional investors which we aim to close by the middle of 2022 to scale to one hundred (100) cars and one hundred fifty thousand dollars ($150,000) per month in monthly recurring revenue before potential raising of a ten million dollar ($10,000,000) Series A to launch three (5) new markets.

The Company's Products and/or Services

Product / Service	Description	Current Market
Fractional car subscriptions	Subscribe to a car based on how often you drive	Direct-to-Consumer, focused on weekend usage is our core market. We also have flexwork/part-time commuters and Direct-to-Business (meetings/events) to drive midweek usage. Members tend to be 30-45 YO professionals or 55-65 YO empty nesters

Competition

Our most direct competition is traditional car leasing from a dealership. However, leases have a minimum of 10,000 miles/year and 2-year commitment, with a significant down payment, access to one car only, and you need to take care of maintenance, parking, repairs, insurance, etc. Carshare services like Zipcar are expensive and do not offer consistent availability in every location, especially during peak times. Peer-to-peer carshare (e.g., Turo, Getaround) has the same issues, but cars are often dirty, unmaintained, or low on gas. Rental car locations and hours are inconvenient and cars tend to be generic and entry level. Kyte offers rental car delivery and car subscription, but does not offer a fractional lease. Cars, prices, and service aren't predictable for regular, recurrent use. Rideshare is a short ride across town with a driver, possibly shared with strangers. Upshift delivers you a hybrid car you drive yourself, personalized to your preferences. Members can now book, unlock and drive via app without meeting anyone in San Francisco. Soon they will also be able to get an electric car, delivered via remote teleoperator, in San Francisco and DC.

Customer Base

Our target member drives two thousand (2,000) to eight thousand (8,000) miles per year, which is substantially more than carshare drivers (less than one thousand (1,000) miles per year) and much less than those on traditional leases (ten thousand (10,000) to fifteen thousand (15,000) miles per year). Our members are individuals in San Francisco from ages 27 to 69 who use Upshift as an alternative to leasing a car. Such members are mostly urban professionals without children, or whose children have left home ("empty nesters"). Weekend use has been our core demand to date but we are seeing increasing midweek demand as employees and businesses begin to embrace the new normal of hybrid work (1-3 days/week in the office).

Intellectual Property

We have developed custom software (delivery logistics mobile app for iOS and Android, member mobile app for iOS and Android, backend web admin panel for management of member accounts, reservations, billing, and subscriptions, and a dispatch and fleet management web app).

Trademarks

Application or Registration #	Mark	Description	File Date	Grant Date	Country
5026731	UPSHIFT	IC 039. US 100 105. G & S: Automobile timesharing service allowing individuals to share use of automobiles, and making reservations for the use of automobiles; Motor vehicle sharing services,	December 18, 2019	July 14, 2020	United States

		namely, scheduling, planning, organizing, managing and providing the temporary use of motor vehicles; Micro-leasing of motor vehicles; fractional leasing of vehicles.			

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to current or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ezra Goldman	CEO and President, Director	Upshift, Co-Founder & CEO (Oct. 2012 – present) Manage all aspects of the Company's business, including but not limited to product development, hiring, fundraising, business development, partnerships, and business strategy.	PhD (ABD), University of Copenhagen, Transportation, 2011 Master's Degree, Urban Planning, Urban Design, Mobile Technology, Massachusetts Institute of Technology; 2007 BA, Reed College, Anthropology, 2003
Ayako Hiwasa	Head of Operations, Co-Founder	Upshift, Co-Founder & Head of Operations (Oct. 20, 2015 – present) Manage administrative operations, including but not limited to books and accounting, human resources management, payroll and payments, and insurance data reporting.	Royal Tropical Institute, University of Copenhagen, and Queen Margaret University; Master's Degree, Health System Strengthening and Financing; 2010 MS, International Cooperation Policy, International Public Administration, Ritsumeikan Asia Pacific University, 2008 BA, Ritsumeikan Asia Pacific University, Social Science, 2004 Bachelor of Education, Education and

			Development, The National University of Samoa, 2003

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has six (6) employees.

CAPITALIZATION AND OWNERSHIP

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share ("**Common Stock**").

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type of security	Common Stock
Amount outstanding/Face Value	7,462,316
Voting Rights	One (1) vote per share of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

*This percentage calculation is derived from the Company's outstanding capital stock.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type of security	SAFE
Amount outstanding/Face Value	$230,000
Voting Rights	None.
Anti-Dilution Rights	N/A
Terms	$10,000,000 valuation cap / 20% discount. Conversion upon an equity financing, liquidation, or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the SAFEs are converted into Capital Stock in accordance with their terms, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	2.3%*

*The percentage calculation assumes conversion of SAFEs only, on a valuation cap of $10,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Crowd SAFE
Amount outstanding/Face Value	$707,727.93
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$8,000,000 valuation cap / 20% discount. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	8.847%*

*The percentage calculation assumes conversion of Crowd SAFEs only, on a valuation cap of $8,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Warrant
Amount outstanding/Face Value	1 warrant/ 34,350 shares of Common Stock ($0.01 exercise price)
Voting Rights	None
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the warrant is exercised, the Company will issue new shares of Common Stock, which will dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	0.46%*

*The percentage calculation assumes exercise of the warrant only, exclusive of all other convertible securities of the Company. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Options
Amount outstanding/Face Value	9 options / 295,000 shares of Common Stock
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the options are exercised, the Company will issue new shares of Common Stock, which will dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	3.80%*

*The percentage calculation assumes exercise of the options only, exclusive of all other convertible securities of the Company. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of debt	Convertible Notes
Amount outstanding	$341,669.00
Interest Rate and Amortization Schedule	3%
Description of Collateral	N/A
Other Material Terms	Valuation cap is $6,000,000.00, conversion discount varies from 20% to 40%.
Maturity Date	12/31/2021
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	5.69%

*The percentage calculation assumes conversion of the convertible notes only, on a valuation cap of $6,000,000, exclusive of all other convertible securities of the Company. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Debt

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Amount outstanding	$341,669.00
Interest Rate and Amortization Schedule	3%
Description of Collateral	N/A
Other Material Terms	Valuation cap is $6,000,000.00, conversion discount varies from 20% to 40%.
Maturity Date	12/31/2021

Type of debt	Small Business Administration Loan
Amount outstanding	$74,083.48
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	N/A
Other Material Terms	Payments are deferred for thirty (30) months from the issuance of the loan.
Maturity Date	7/28/2050

Type of debt	Auto Loans
Amount outstanding	$392,879.21
Interest Rate and Amortization Schedule	0.9%, 2.9%, 5.49%, 5.99%, 7%, varying monthly payments
Description of Collateral	Automobile
Other Material Terms	N/A
Maturity Dates	November 15, 2023, July 7, 2024, July 30, 2025, and August 30, 2025

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Ezra Goldman	6,000,000 shares of Common	80.40%*

		Stock	

*This percentage calculation is derived from the Company's outstanding voting equities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

Upshift was incorporated on October 3, 2012 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company provides a fractional car subscription service.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of December 31, 2021, the Company has $240.507 cash on hand, which is expected to provide approximately a ten (10)-month runway for the Company.

Liquidity and Capital Resources

Other than the proceeds from this Offering and other offerings, the Company has sales revenue as the main source of its capital.

Capital Expenditures and Other Obligations

The Company intends to make material capital expenditures in the future, specifically to increase its vehicle fleet from 22 to 125 cars over the next 12 months.

Previous Offerings of Securities

We have made the following issuances of securities within the last three (3) years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

SAFE	$230,000	230,000	Building technology, new hires, general marketing, general working capital, intermediary fees, attorney's fees, accountant/auditor fees	December 23, 2021	Section 4(a)(2)
Crowd SAFE	$707,727.93	707,727	Building technology, new hires, general marketing, general working capital, intermediary fees, attorney's fees, accountant/auditor fees	November 25, 2019	Section 4(a)(6)
Common Stock	$100,000.84	7,462,316	General Working Capital	Sept. 15, 2019 and Oct. 9, 2019	Section 4(a)(2)
Options	$7,250.00	4	General Working Capital	Nov. 20, 2019	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than one hundred and twenty (120) days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ezra Goldman
(Signature)

Ezra Goldman
(Name)

Chief Executive Officer, President
(Title)

May 3, 2022
Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ezra Goldman
(Signature)

Ezra Goldman
(Name)

Chief Executive Officer, President, and Director
(Title)

May 3, 2022
Date

UPSHIFT INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheet 3

Statement of Income 4

Statement of Equity 5

Statement of Cash Flows 6

Notes to the Financial Statements 7



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Upshift Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Upshift Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Upshift Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 29, 2022

275 HILL STREET, SUITE 260 ● RENO, NV 89501 ● 775.525.1TAX (1829) ● WWW.BELLE.CPA

UPSHIFT INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$	240,507
Accounts receivable, net		6,700
Prepaid expenses and other current assets		17,076
TOTAL CURRENT ASSETS		264,283

PROPERTY AND EQUIPMENT
Property and equipment, net		395,563
TOTAL ASSETS	$	659,846

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$	7,941
Accrued interest		44,006
Notes payable - current portion		159,664
Convertible note - current portion		341,669
TOTAL CURRENT LIABILITIES		553,280

LONG-TERM LIABILITIES
Notes payable		325,860
TOTAL LONG-TERM LIABILITIES		325,860
TOTAL LIABILITIES		879,140

SHAREHOLDERS' EQUITY
Common stock, see note 6		75
Additional paid-in capital		123,615
Additional paid-in capital - SAFEs		951,882
Additional paid-in capital - stock options		2,434
Accumulated deficit		(1,297,300)
TOTAL SHAREHOLDERS' EQUITY		(219,294)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	659,846

See independent accountant's review report and accompanying notes to financial statements.

UPSHIFT INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$ 196,677
COST OF GOODS SOLD	117,300
GROSS PROFIT	79,377
OPERATING EXPENSES	
Depreciation expense	79,602
General and administrative	150,679
Professional fees	59,600
Rent expense	19,625
Salaries and wages	190,583
Sales and marketing	73,286
TOTAL OPERATING EXPENSES	573,375
NET OPERATING LOSS	(493,998)
OTHER INCOME/(EXPENSES)	
Gain on sale of assets	7,467
Crowdfunding fees	(64,729)
Interest expense	(46,650)
TOTAL OTHER INCOME/(EXPENSES)	(103,912)
NET LOSS	$ (597,910)

See independent accountant's review report and accompanying notes to financial statements.

UPSHIFT INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Common Stock		Additional Paid-in Capital	Additional Paid-in Capital - SAFEs	Additional Paid-in Capital - Stock Options	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount					
ENDING BALANCE, DECEMBER 31, 2020	7,462,316	$ 75	$ 123,615	$ 126,150	$ 2,198	$ (699,390)	$ (447,352)
Issuance of SAFEs	-	-	-	825,732	-	-	$ 825,732
Stock options vested	-	-	-	-	236	-	$ 236
Net loss	-	-	-	-	-	(597,910)	$ (597,910)
ENDING BALANCE, DECEMBER 31, 2021	7,462,316	$ 75	$ 123,615	$ 951,882	$ 2,434	$ (1,297,300)	$ (219,294)

UPSHIFT INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (597,910)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	79,602
(Increase) decrease in assets:	
Accounts receivable	767
Increase (decrease) in liabilities:	
Accounts payable	1,702
Accrued interest	13,261
CASH USED FOR OPERATING ACTIVITIES	(502,578)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for fixed assets	(247,701)
CASH USED FOR INVESTING ACTIVITIES	(247,701)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common stock	236
Issuance of loans, net of repayments	154,812
Issuance of SAFE obligations	825,732
CASH PROVIDED BY FINANCING ACTIVITIES	980,780
NET INCREASE IN CASH	230,501
CASH AT BEGINNING OF YEAR	10,006
CASH AT END OF YEAR	$ 240,507

CASH PAID DURING THE YEAR FOR:

INTEREST	$ 33,389
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. <u>**Summary of Significant Accounting Policies**</u>

The Company
Upshift Inc. (the "Company") was incorporated in the State of Delaware on October 3, 2012. The Company is a fractional car leasing company that provides a professionally managed car-as-a-service for low mileage drivers.

Going Concern
Since Inception, the Company has relied on funds from convertible notes, SAFE obligations and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate additional funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company believed all amounts in accounts receivable were collectable.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by providing individuals with a fractional car membership. The Company's payments are generally collected upfront. For the year ending December 31, 2021, the Company recognized $196,677 in revenue.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

1. **Summary of Significant Accounting Policies (continued)**

    Stock Compensation Expense (continued)
    The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the year ended December 31, 2021 was $236.

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    Organizational Costs
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

    New Accounting Pronouncements
    From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

    In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

    In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Office Equipment	$ 3,244
Motor Vehicles	477,999
	481,243
Less: Accumulated depreciation	85,680
Total	$ 395,563

4.   **Convertible Notes**

Prior to 2017 the Company issued $78,551 of 3% unsecured convertible notes (the "Notes") due December 31, 2021 ("Maturity Date"). The Notes are automatically convertible into common stock on the completion of an equity offering of $500,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% ($15,000) or 60% ($63,551) of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

During 2018, the Company issued $263,118 of 3% unsecured convertible notes (the "2018 Notes") due on the Maturity Date. The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("2018 Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a 2018 Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a 2018 Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

As of December 31, 2021, the Notes have not yet converted, as a Qualified Financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

5.　**Notes Payable**

Debt consisted of the following at December 31, 2021:

Contract note payable; interest at 0.68% per annum, maturing in November 2023, monthly payment of $416, collateralized by a Company vehicle.	$ 9,498
Contract note payable; interest at 0.68% per annum, maturing in November 2023, monthly payment of $416, collateralized by a Company vehicle.	9,498
Contract note payable; interest at 7.65% per annum, maturing in July 2024, monthly payment of $453, collateralized by a Company vehicle.	12,702
Contract note payable; interest at 8.14% per annum, maturing in July 2025, monthly payment of $453, collateralized by a Company vehicle.	12,635
Contract note payable; interest at 4.32% per annum, maturing in July 2025, monthly payment of $538, collateralized by a Company vehicle.	21,388
Contract note payable; interest at 4.32% per annum, maturing in July 2025, monthly payment of $538, collateralized by a Company vehicle.	21,389
Contract note payable; interest at 5.5% per annum, maturing in August 2025, monthly payment of $648, collateralized by a Company vehicle.	25,764
Contract note payable; interest at 5.5% per annum, maturing in August 2025, monthly payment of $648, collateralized by a Company vehicle.	25,764
Contract note payable; interest at 5.5% per annum, maturing in August 2025, monthly payment of $648, collateralized by a Company vehicle.	25,764
Contract note payable; interest at 7% per annum, maturing in May 2024, monthly payment of $8,585, collateralized by multiple Company vehicles.	228,477
Contract note payable; interest at 18% per annum, maturing in December 2022, monthly payment of $315, collateralized by Company assets.	3,232

5.   **Notes Payable (continued)**

Contract note payable; interest at 8.61% per annum, maturing in August 2022, monthly payment of $1,999, uncollateralized.	15,992
Contract note payable (EIDL Loan); interest at 3.75% per annum, maturing in July 2050, monthly payment of $340, collateralized by Company assets.	73,421
	$ 485,524
Less: Current portion of notes payable	159,664
Long term portion of notes payable	325,860

Maturity of the notes payable is as follows:

December 31, 2022	$ 159,664
December 31, 2023	149,264
December 31, 2024	84,355
December 31, 2025	24,152
December 31, 2026	1,520
Thereafter	66,569
	$ 485,524

6.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, 7,462,316 shares have been issued and are outstanding.

Equity Incentive
The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 700,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

As of December 31, 2021, the Company has issued 295,000 stock options for common stock with an exercise price of either $0.01 or $0.05 per share that vest between 0-4 years. As of December 31, 2021, 295,000 stock options had vested. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2021, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating paying dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

6.   <u>**Equity (continued)**</u>

Equity Incentive (continued)

	190,000 options issued in 2016:	105,000 options issued in 2019:
Exercise price	$0.01	$0.05
Fair value share price	$0.01	$0.05
Expected volatility	60.0%	60.0%
Expected term	2.00 years	2.00 years
Expected dividend rate	0.00%	0.00%
Risk-free rate	1.75%	1.75%
Fair value per share option	$0.003	$0.017

SAFE Obligations
The Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $951,882. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance of all shares reserved for future issuance of the Company's equity incentive plan, convertible notes, and SAFEs.

Warrants
In July 2016, and later amended in August 2018, the Company issued a Common Stock Purchase Warrant to a majority shareholder of the Company for a price of $0.01 per share. The warrant allows for the purchase of 34,350 as of December 31, 2021. The number of shares under the agreement is subject to change as the agreement states that the number of shares that are exercisable is equal to the sum of (A) 30,150 and (B) the product of (i) 1400 and (ii) the total number of automobiles for which the holder has personally guaranteed a loan subsequent to August 30, 2018, and the exercise of the warrant. The warrant is exercisable through August 30, 2023.

7.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on October 3, 2012, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   <u>**Subsequent Events**</u>

Managements Evaluation
The Company has evaluated subsequent events through April 29, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.